

Jan Lucanus · 3rd

Founder & CEO @ ReelwUrld™, Founder @ Creative Impulse Ent., Creator of "JFH: Justice For Hire", 3X Tai Chi World Champ/Coach

Talks about #film, #technology, #transmedia, #martialarts, and #entertainment

New York, New York, United States · Contact info

635 followers · **500+** connections

Reelwurld

New York University

Experience

Founder & CEO
Reelwurld · Full-time
Jul 2017 – Present · 4 yrs 6 mos
Greater New York City Area

Developing technology for that brings audience participation into the film, television, and commercial production process.

Founder, President & CEO
Creative Impulse Entertainment
Mar 2003 – Present · 18 yrs 10 mos
New York, NY

Transmedia production, including film, video, animation, music, comic books, game production art, strategic consulting and creative development for intellectual properties and talent.





Head of Content Production & Strategy and Tai Chi Coach
NYU Steinhardt Edtech Accelerator, Powered by StartEd
Jul 2017 – Present · 4 yrs 6 mos
35 West 4th Street, 2nd floor, New York, NY 10012

Used Transmedia Storytelling best practices to guide a complete rebranding across company culture, marketing, engagement, and endearment strategies, including producing stylized cinematic content, for the world's leading EdTech startup incubator & accelerator. Integration of the "One Breath, One Goal, One Victory" team mindset through the practice of T ...see more



"An Army of EdTech Entrepreneurs" -...



The Journey has StartEd: Road to NY...

Founder
World Push Hands
Sep 2010 – Present · 11 yrs 4 mos
New York, NY

An organization honoring, archiving, curating, and promoting the international sport of Tai Chi Push Hands (aka "Tuishou" or "Tuei Shou"). Our YouTube channel is home to the leading Push Hands sports videos on the web, including clips from world champions Josh Waitzkin, Daniel Caulfield, "Tuishou" Chen Chi Cheng, myself, and more.



Push Hands FINALS 3rd Tai Chi World Cup - Ja...



FINALS Josh Waitzkin vs. "The Buffalo" -...

Consultant

Universal Music Group

Jan 2010 – Jan 2017 · 7 yrs 1 mo

Greater Los Angeles Area

The world's largest major record label. Regular consultant for UMG's efforts in comic books, narrative universe development, and transmedia strategy. My team and I created narrative universe vehicles in comic book and animated form for Lady Gaga, The Black Eyed Peas, Kerli, and Ludacris. We also developed a 3D world full of assets designed for use in both ...see more





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Education

New York University

Bachelor's Degree, Film & Television Production, Awesome

2000 – 2005

Activities and Societies: Directing, Producing, Screenwriting, Editing, Acting, Hustling.

Deepened my film production skills from New York Film Academy. Learned the importance team building and preparation to achieve scale in realizing one's vision. Gained an immense respect for sound in film. Directed my first comic book adaptation based on Natsuo Sekikawa's "Hotel Harbour View" Japanese Manga, which won several awards and brought me the financing to direct "Justice For Hire" as my senior thesis film (which in turn launched my company's biggest brand).

Media (1)



"Change" - Jan Lucanus 2005 Director's Reel

New York Film Academy

Certificates in both NYFA's Dalton High School Summer Film Program and the 8-week Adult Program, Film Production, Passed

1999 – 2000

Activities and Societies: Directing, Producing, Acting

I was one of the first students in NYFA's high school program. Directed my first 6 films (actual film, not "video") here, including my first two martial arts action films. The first ideas for "JFH: Justice For Hire" came to me during my first summer at NYFA as well. My first film teacher was Mike Sandoval, an amazing human being that knows how to articulate the concept of graciousness in leadership to his students. He instilled a strong sense of production etiquette in me.

Media (1)



Final Battle: Melodic Revenge 2- Jan Lucanus NYFA short film

Columbia University in the City of New York

High School Summer Program Certificate, Computer Programming, Specific Applications, Passed

1998

Activities and Societies: Programming C++ for video games.

Coded crude video games. I thought I wanted to be a game programmer, but this summer course helped me realize I was fonder of creating & directing action-driven narratives, rather than trying to program them.

Licenses & certifications

Yang Style Tai Chi
Tai Chi Chuan for Living
Issued Mar 1998 · No Expiration Date
See credential

Volunteer experience

Soup Kitchen Server
Manhattan Sathya Sai Baba Centre
Jan 1986 – Present · 36 yrs
Poverty Alleviation

Parents raised me to help feed the hungry and I continue to do so.